Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains excerpts from a transcription of a video posted to the US Airways’ employee website on March 22, 2013.

Flight Attendants

John:    Yeah, please. We’ve got a few people in the lunch line about ready to get through, so I thought we’d go ahead and get started. Like to welcome everybody to our Crew News session. The first one, since we’ve announced our proposed merger with American Airlines, so all that we can’t talk about it that you used to hear for months and months and months, well, we can talk about it now, which is great. Yay.

[. . . ]

Lastly, as I mentioned, now we have the capability to talk a lot about the things that are going on with the proposed merger. We have a couple of great resources for you. newAmericanarriving.com is an external website that both ourselves and American populate with information. There’s a really nice interactive route map there, there’s a lot of information for customers, a lot of information for the employees and communities. Please make yourself available of that information. We update the FAQs on that. And then in Wings, we have another page that if you sign into Wings, right there in the center column you can see we have a merger update page there, as well.

So lots of information available to you. Look forward to the conversation with that. I’ll turn it over to Scott Kirby. Scott?

Scott Kirby:    Thank you, John. And I feel like I’m in church. No one in the front rows. Thank you all for coming. It’s been a while since I’ve done one of these, and I think it’s been a while since any of us have done them. John just said this is the first one we’ve done post merger and I think we didn’t do any for a while while the TA was out for voting. So a lot has happened in the interim. A lot of good news. It’s fun to be here and talking about a time when it is – what I, at least think – is a lot of good news to talk about.

So to start I’ll talk for five, ten minutes if even that and then open the floor to comments and questions which will, will be nice, at least for a lot of the stuff related to a merger. If you have questions about that, that I can talk about some of it although I might not be able to talk about everything, depending on what you ask. But talk about much of it compared to what we’ve been able to do historically.

[. . . ]

And then, of course, looking forward to the future we’ve announced the merger with American and that’s gonna be the next big exciting change for all of us here at US Airways. And it really is a fantastic opportunity for all of the employees of both American and US Airways, something I’m excited about. We will no longer be able to stand in front of Crew News rooms like this and talk about how we have to have a cost advantage compared to the bigger competitors that we have because we will now have an airline network that can generate revenues equal to what United and Delta can. And so we won’t any longer have to compete by having a cost advantage but we can have competitive costs with the industry and that will make these Crew News sessions much easier, I think going forward and certainly negotiations, hopefully easier on a going forward basis. It does create, you know, a fantastic airline, the airline that I think is going to be the best airline in the world a fantastic route network with nine hub focus cities around the country, really the best domestic route network of any of the major carriers in the country. And that’s important because it’s

Flight Attendants

needed to feed in, international operation, a really strong European network, the number one network to Latin America courtesy of what, mostly what American Airlines is bringing to the table. We add a lot in Mexico and the Caribbean but American has just a fantastic position in Latin America, particularly, and South America but in Central America and Mexico, as well. And an entry into Asia, at least for us and hopefully, growth opportunities in Asia.

So this sets the stage for an airline that can compete and win against United, Delta, Southwest, really anyone I think has growth opportunities and creates a better, more secure employment opportunity for us. You know, the reality is, being in the airline business, we see the ups and many of the… much bigger downs – bigger than there were ups in the histories that we’ve all spent in the airline industry. This is a chance to put US Airways and all of you and all of your coworkers now in a much more stable position in a place that has growth opportunities. And it’s not just US Airways, it’s true across the industry as the industry has gotten better at being disciplined, at, at passing cost onto the consumer when fuel prices go up and things like that.

But this really is an exciting day and an exciting opportunity for US Airways and we will all now be part of not only the largest airline in the world but what I think will be the best airline in the world and looking forward, a lot of hard work ahead to getting that done. Work has already started for many of us but fun work. It’s not really work because it’s exciting and it’s fun. So look forward to all of you helping and and getting that accomplished.

So with that, I will stop rambling and open the floor to comments, questions, whatever anyone in the room wants to talk about. So who wants to start and go first? The first question is always hardest. [Laughter] There has to be something. We haven’t done one in so long.

Audience Question:    Well, I might as well.

Scott Kirby:    [Laugh]

Audience Question:    I was going to sit silent here but no, now that you mentioned the merger, let’s, you know, the… Obviously, we’re in Phoenix, a lot of people are concerned about Phoenix. And I guess I’m kind of just curious to know how Phoenix actually fits in with that merger and what makes it valuable as a hub and a potential flight attendant base or continuing flight attendant base is what I would, would hope. And what doesn’t it possess that might, you know, make it change somewhat.

Scott Kirby:     Okay. And a variant of that question is always in the top two to three that I get, at least when I’m flying in a west airplane and back in the galley talking to them. So I, I know there’s a lot of fear about that but the reality is the merger makes Phoenix stronger than it was on a standalone basis and creates more opportunity for Phoenix than we would’ve had on a standalone basis. Phoenix will be, for the merged new American Airlines, the principal connecting hub in the West complementing the international and the point-to-point operations out of Los Angeles. American has some really strong markets in Los Angeles some great international markets, the trans com markets. But just because of geography, it can’t be a connecting hub. So Phoenix will be the primary connecting hub in the West for the new American Airlines because of all that American brings in the new [American]… the much larger customer base that we will have, a much better

Flight Attendants

Frequent Flyer program that we will have. You know, it brings that many more customers to us in both the local market and connecting through Phoenix. One of American’s big Frequent Flyer bases is actually here in Phoenix. Even though we have a hub here, it’s a really big and strong market for American.

So now, we’ll all be part of that same network. We’ll be able to funnel customers from all of the country through Phoenix. So it should do nothing but strengthen the, the Phoenix hub. There’s no guarantee of what happens in the future because I don’t know what oil prices or the economy will do. But what I know is that Phoenix will be stronger in the merged airline than it would’ve been on a standalone basis.

Phoenix also – you know, I get this question occasionally sometimes, too –in the past couple years, the financial performance of Phoenix has improved. That’s happened, you know, to be fair about it, because both US Airways and Southwest have right sized fast and we’ve pulled some capacity out of the market and got capacity more in line with demand in this market. And I suspect the results have improved, as well. But you know, that’s something that’s just a normal market reaction to what happened particularly with the economy here in Phoenix – the housing crash in 2009 and that post environment.

But Phoenix should be secure. You know, again, there’s never a guarantee what happens but there’s not a guarantee on a standalone basis. What I know is it’s better in the merged American than it would’ve been on a standalone basis.

Audience Question:    What do you see as one of the first things happening in terms of the merger? Will it be the reservation system? Will it be painting of the planes? Will it be our new uniforms? [laughter]

Scott Kirby:    Well, I’ll try to talk about all those things. And just broadly, you know, before the merger closes, we think the merger will close sometime in the third quarter. The long pull in that tent is the Department of Justice. There’s a lot of stuff that has to happen with the bankruptcy process, US Air with shareholder vote. But more than likely, the one that will take the longest amount of time is the Department of Justice and that’s something that started even before the merger was announced. We started that, we made the filing for that at the end of January – us and American combined as we got closer to believing that a merger was going to happen. And so that process will probably take us in sometime into the third quarter.

Between now and the closing, there’s an awful lot of integration work that’s starting. At least planning for the integration. Many of your coworkers are seeing me and a lot of others of us on flights to Dallas kind of on a weekly basis, spending time in Dallas working on all the things that have to happen for integration. One of those committees which Hector is headlining for us is the uniform committee. American had started work on uniforms pre-merger. APFA is now roped into it. It’s really important to all of us to have a lot of employee involvement so you guys will be roped in, as well. Nothing’s going to happen with the uniforms without an awful lot of employee input, involvement, and buyoff on uniforms. But that process has started. That process will take a while to finish. You know, so by the time new uniforms roll out, I think actually, the target is the end of 2014. Because by the time you go through the process of getting, soliciting input, designing

Flight Attendants

uniforms, you know, taking them out for people to look at, wear, test, manufacture, and all that takes a long time. But that process, that’s one of the things that is ongoing.

After the merger closes, you know, we’ll move as quickly as we can to start integrating the airlines from a marketing perspective so painting planes airports, co-locating, and so all these around the system. So all that work will start and it’ll just be, the timing will be predicated on how long it takes to paint airplanes, you know, how difficult it is in an airport to relocate, things like that.

The harder work from a functional perspective, will be the IT integration and the reservation system is the hardest. Expect that to take eighteen to twenty-four months. I will say I expect – not only hope, but I expect – that we will do a much better job of it than we did the last time. We learned a lot of lessons from the last time around, which I’m happy to talk about if anyone wants to. But we learned a lot of lessons and, hopefully, that will go much smoother than it did the last time.

While that’s going on also, we’ll be doing things like getting to a single operating certificate. I think that’ll take eighteen months to get to a single operating certificate. The good news in this merger is, you know, some of the areas that were most, or one of the areas that was most difficult the last time was labor integration and it’s going to be much more straightforward in this merger. The pilots are basically done, the MOU is signed. The flight attendants, with your recent agreement and the agreement we have with APFA, there’s a very defined process on how we merge and integrate there. So certainly with, you know, our two large and mobile work groups and the two that were the most difficult in the last merger we’re almost there.

The seniority integration process will happen separately and independent of contract negotiations, which is a difference from the last time particularly with regard to the pilots. That process will go kind of on its own independent track. And again, you know, we will be leaving it up to the unions to do the seniority integration as we did last time. I suspect it will wind up in another arbitration under the McCaskill-Bond process, at least on the pilot’s side. I suspect on the flight attendants’ side, it’s going to be a bit higher. And it’s not me to determine that but I, from talking to enough people, I think that’s probably where it’s going to end up.

And, you know, those are the bunch of the things that are gonna happen to get us merged. But you know, we’re a couple of years after closing before we finish the res system and the single operating certificate that we’re truly into a single airline.

Ellen:    Hey, Scott, my name’s Ellen.

Scott Kirby:    Hi.

Ellen:    I would like to know about training because I know they have a large facility in Dallas. Will you maintain the training facility here, do you think?

Scott Kirby:    Again, I can’t give you a guaranteed long-term answer because we just haven’t done the analysis and the work. But we’ve got a huge crew base here. In the last merger, we kept two separate crew bases, you know, two separate training centers and we did that on a permanent basis. So certainly, for the foreseeable

Flight Attendants

future, this training center is going to be here and continue to train crews. Again, I don’t know for sure for the long-term but if you looked at the history, the last time we did a merger, we kept two crew training centers open – that’s hard to say fast, or slow –we kept them both open so.

[. . . ]

Audience Question:    Uh, American changed their logo and their paint job right before this merger was announced. And you may not be able to comment on it but I’ll make a comment. Please change the tail. [laughter] Uhm, and being that it happened before we officially announced the merger, can you say before CE, maybe a new logo, a new paint job for the new American…

[. . . ]

Scott Kirby:    Yeah. What we’ve said is it’s important that employees are involved and feel proud of livery. The reality is customers, you know, get on the airplane and they care about where you fly, they care about a the kind of service that they get on the plane, they care about the product, they care about the price. They don’t care as much about the livery, I don’t… That’s lower on their list of priorities. But it matters to employees. And it’s also important, the most important part of our product is, frankly, flight attendants [laugh] and customer service on the airplane. That’s the most important part of the product. You know, we’ve all flown and you know, if you have a great flight attendant, you can have delays, you can have problems, you can have whatever and it’s a pleasant experience. And you can have the opposite even if everything else goes well.

And so having people proud of their company, their airline and there’s an awful lot of pride not just of US Airways and American employees but this is true across the airline industry, it’s unique, that employees are really proud of the companies they work for and the heritage. To be proud of it is important and so to have employee involvement and that and employees bought off on it.

Now there’s different views. There’s some people that like it. I hear more often from people that don’t but it, it’s less likely somebody’s going to come up to you and say hey, I love the livery. You know, they’re more likely to come up and say hey, I don’t like the livery. So it’s going to be important, I think, to us to have employee involvement in the livery, logo, brand and, you know, I don’t know exactly what will happen but we think it is important. If you remember the last time the America West/US Airways merger, you know, we had an awful lot of employee involvement and I think even, you know, somehow had, you know, solicited input on a bunch of different potential designs and that’s the philosophy that, you know, that we sort of come into it with.

Audience Question:    [Inaudible]

Scott Kirby:    They are. They’re taking aircraft, they’re getting aircraft… The question was are they still painting airplanes. They had aircraft deliveries, they have about sixty airplanes a year, which is a good thing. You know, we’re going to have a lot of new much more fuel-efficient aircraft long-range triple 7s that open up markets that we wouldn’t be able to serve without them. So that’s exciting. But, you know, you’ve got to paint the planes and that’s, they’re being painted. But they were going to be painted something anyway, so.

Flight Attendants

[. . . ]

Audience Question:    [Inaudible] …go back to something you said. What did we learn from the last merger and what’s going to make it different this time?

Scott Kirby:    Okay. This won’t be a fully comprehensive list [laugh] because off the top of my… I made enough, we made enough mistakes, I made enough mistakes the last time that I won’t remember them all off the top of my head. But first and foremost, we learned that giving labor, the unions and the employees bought off upfront is critical and getting deals done upfront is critical. So we’ve accomplished that in this one. And that doesn’t mean there won’t still be a lot of labor and cultural work but that was critically important to getting the deal done.

Second, culture is important. We knew that the last time and someone will say this is a mistake, but we knew that the last time. Culture, cultural integration was tainted by the labor issues and in particular the seniority integration of the pilots. And so we’ll have a better start on that because the labor deals are done.

We also learned that when we moved the US Air headquarters to Phoenix, we lost a lot of good people from US Air and stuff that, you know, we didn’t know that we didn’t know, you know, that I didn’t know. We’d never served Europe at America West and selling tickets in Europe is different than selling them in the US. So some of the expertise and experience we lost that we didn’t know at the time and we could’ve done a better job of integrating the airlines from a management perspective and from a knowledge and expertise perspective.

On systems, we left the systems decisions up to sort of the functional head of each group. And one of the things that happened there was, you know, we said Person X is going to run this department and then we let Person X – with oversight – but basically decide who their management team was and what system that they used. And I think in 100% of the cases, whoever was the Senior Vice President in charge chose the systems from whatever airline they’d been at. So, you know, if they were east, they chose east systems. If they were west, they chose west systems. And the management team is, was 97% either former east or former west. And so we didn’t integrate both the systems and the people nearly as well as we should. Well, we did at a high level, you know, when you went further down into each organization they weren’t as [much]… They’ve become integrated over time but they weren’t on day one.

From a systems perspective, you know, that causes the most operational challenges with the res system conversion. And really, what happened there is our res system, if you look at it functionally, it worked. You know, you could do everything that you could do in the old system. But from a process perspective, it was much slower. You know, it was more complicated to do a simple thing. And it wasn’t as simple as training because it wasn’t just people needed more or better training. It was many of the things that an agent, for example, does just took longer to do. And even if you’re fully trained, if you’ve got to type sixty keystrokes to do something that used to take five, that’s going to slow the operation down. And so we made a mistake on, you know, focusing on IT integration as more about IT integration instead of a process and people integration.

Flight Attendants

And finally, one of the lessons that we learned from that is something that Delta wound up doing – so we’re, we’re stealing this moniker from Delta – but called Adopt and Go. Which is a bias in a system selection to take the system in a larger airline, so to take American Airlines’ system. They didn’t do it in 100%, we don’t do it in 100%. But to start with the presumption that you’re going to use the larger airlines system because at a minimum, you’ve got to train half as many people. And it’s… You know it’s more scaled for the size of the airline. So we will be going into it with that, you know, separate philosophy.

So those are some of the kinds of things that we learned. And, you know, one of the things I think that’s important and that, that I hope we will do, is, you know, we did a lot of things right in the merger. You know, financially, we did really well coming out and you know, we did a lot of things right. But you’ve also got to be honest with yourself and say here are the things we did… that we didn’t do well and do them better the next time. That’s why, you know, I think this merger, because we’ve been honest with ourselves about things that went well and things that didn’t, we’re going to be able to come out, do all the stuff right that we did last time but, you know, do the things right now that we didn’t do right the last time.

[. . . ]

Audience Question:    I’m scared to ask, ask it. Uhm, with obviously the merger and the Phoenix airport, we already sit and wait for gates when we come in. So I was just wondering if they have any… building new gates if we’re going to take on American and… terminal and…

Scott Kirby:    We don’t know yet. We haven’t done that kind of detailed work on a facility-by-facility basis though I doubt we’ll build new gates here. But I just don’t know. I don’t know for sure. I mean, American’s flights here, in a large part, are gonna fit kind of in between the banks so they… You know, there may be, there may be a, there will be some, I’m sure, at the peaks. But they’re mostly not going to be at the peak times where you have a potential for runway congestion because that’s because of our having structure here where all the planes are coming in at once, the customers connect and depart, you know. The existing American flights will be going into the hub banks at, you know, Chicago and Dallas and because of that, they won’t, they’re likely to be at off-peak time. So it probably won’t create a lot of incremental peak congestion. It’ll be more flights but it won’t create incremental peak congestion.

Audience Question:    Will American then remain in Terminal 3?

Scott Kirby:    No, I’m sure we’ll move American…

Audience Question:    I mean…

Scott Kirby:    I mean, again, we haven’t done that detailed work but at all airports, we will attempt to co-locate as soon as possible. Phoenix will be one of the big ones and I presume that we will move American to Terminal 4 as soon as we can.

Audience Question:    Yeah, because there is a problem with with space, yeah, in Terminal 4. There’s not too much room to grow, is there?

Flight Attendants

Scott Kirby:    Well, there is room. But the room, you know, there’s one time a day when we have the terminal full, basically. And the rest of the day, you know, it’s not. Now if you’re flying in and you’re flying into the peak bank, you can get stuck in that one time a day. But it’s not full throughout the entire day. Alright, last call for questions. Alright, well, thank you all very much. This is an exciting time for all of us. I appreciate all the very good questions. Glad to be able to be back doing Crew News again and be out from under all the confidentiality agreements and things that kept us from talking. And thank you all for coming out and spending your lunch hour with me. Thank you. [Applause]

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.